Press Release

GreenPower Motor Company Announces Pricing of Public Offering

Vancouver, B.C., October 28, 2024 - GreenPower Motor Company Inc. (NASDAQ: GP) (TSXV: GPV) ("GreenPower" or the "Company"), a leading manufacturer and distributor of purpose-built, all-electric, zero-emission medium and heavy-duty vehicles serving the cargo and delivery market, shuttle and transit space and school bus sector, today announced the pricing of its underwritten public offering of 3,000,000 shares of its common stock at a public offering price of U.S. $1.00 per share, for gross proceeds of U.S. $3,000,000, before deducting underwriting discounts, commissions and offering expenses. All of the shares of common stock are being offered by the Company. In addition, the Company has granted the underwriters a 45-day option to purchase up to an additional 450,000 shares of common stock at the public offering price less discounts and commissions, to cover over-allotments. The offering is expected to close on October 30, 2024, subject to satisfaction of customary closing conditions.

The Company intends to use the net proceeds from the offering primarily for the production of electric vehicles, working capital, and general corporate purposes.

ThinkEquity is acting as sole book-running manager for the offering.

The securities will be offered and sold pursuant to a shelf registration statement on Form F-3 (File No. 333-276209), including a base prospectus, filed with the U.S. Securities and Exchange Commission (the "SEC") on December 21, 2023 and declared effective on February 2, 2024. The offering will be made only by means of a written prospectus. A prospectus supplement and accompanying prospectus describing the terms of the offering will be filed with the SEC on its website at www.sec.gov. Copies of the prospectus supplement and the accompanying prospectus relating to the offering may also be obtained, when available, from the offices of ThinkEquity, 17 State Street, 41st Floor, New York, New York 10004.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About GreenPower Motor Company Inc.

GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo vans and a cab and chassis. GreenPower employs a clean-sheet design to manufacture all-electric vehicles that are purpose-built to be battery powered with zero emissions while integrating global suppliers for key components. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. GreenPower was founded in Vancouver, Canada with primary operational facilities in southern California.

Contacts

Fraser Atkinson, CEO
fraser@greenpowermoter.com

Brendan Riley, President

brendan@greenpowermotor.com

Michael Sieffert, CFO

Michael.sieffert@greenpowermotor.com

Forward Looking Statements

This press release contains forward-looking statements with the meaning of applicable securities laws. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as "upon", "may", "should", "will", "could", "intend", "estimate", "plan", "anticipate", "expect", "believe" or "continue", or the negative thereof or similar variations. Such forward-looking statements include, among other things, GreenPower's anticipated use of the net proceeds of the offering, the expected closing date of the offering and the statements relating to the satisfaction of the closing conditions. The material assumptions supporting these forward-looking statements include, among others, Greenpower's ability to complete the offering in the manner described, or at all and the receipt of all required regulatory approvals with respect to the offering. Actual results could differ materially due to a number of factors, including, without limitation, delays or changes of plan with respect to the offering described herein, termination of the offering in accordance with its terms, the dilutive effects of the offering, market conditions, and changes to the intended use of proceeds from the offering. Although GreenPower believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in GreenPower's securities should not place undue reliance on forward-looking information and statements because GreenPower can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this press release are as of the date of this press release and GreenPower assumes no obligation to update or revise this forward-looking information and statements except as required by law. Consequently, readers should not place any undue reliance on such forward-looking statements

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.  ©2024 GreenPower Motor Company Inc. All rights reserved.